February 22, 2023

Update of the Schedule A of FORM SBSE-A in order to:

- Include Mr. Hector Grisi as Principal. New CEO of Banco Santander S.A.
- Updated Mr. Jose Antonio Alvarez Principal's category from CEO to Director of the board.
- Include Mr. Glenn Hutchins as Principal. New member of Banco Santander S.A. Board of Directors
- Withdrawal of Mr. Sergio Rial as Principal.